

November 3, 2020

Jay Short, Ph.D.
Chairman and Chief Executive Officer
BioAtla, Inc.
11085 Torreyana Road
San Diego, CA 92121

> **Re: BioAtla, Inc.**
> **Draft Registration on Form S-1**
> **Submitted on October 6, 2020**
> **CIK No. 0001826892**

Dear Dr. Short:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. We note statements throughout the prospectus that imply efficacy, such as "[y]our approach affords the necessary targeting and potency required for cancer cell destruction," the "tumor-selective activity markedly improves both safety and efficacy of antibodies against a wide range of targets by widening the therapeutic window, or the possibility for a more effective therapy," that your "CAB technology is validated," that "TmPS, . . . appears to correlate with achievement of clinical response," that you "have developed CAB antibodies with specificity for tumors, while avoiding binding to the same antigen target expressed on many normal tissues," and that you have "invented, developed and refined this technology so that you can effectively and selectively activate proteins

and antibodies in the tumor microenvironment." Please revise your disclosure throughout your prospectus to revise these and similar statements to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

2.    Additionally, we note your disclosure that you you have observed "an improved therapeutic window relative to non-CAB products." Please refrain from making such comparisons unless you have conducted head to head trials.

3.    We note your disclosure that you have initiated potentially registration-enabling Phase 2 trials for your two latest stage ADC product candidates BA3011(targeting AXL) and BA3021 (targeting ROR2) in multiple cancer indications. Please provide balancing disclosure that the the FDA has not opined on whether the Phase 2 clinical trials will in fact be sufficient to support regulatory approval, as you state on page 17, and that there can be no assurance that that the FDA will agree that such data will be sufficient to support approval. Please also provide similar disclosure in your summary risk factor section.

4.    We note your disclosure on page 25 that you have developed a quantitative biomarker assay called the Tumor membrane Percent Score, which measures expression levels of AXL and ROR2 on the tumor membrane and cytoplasm. Please provide a brief explanation of the TmPS with respect to AXL and ROR2 and your use of such predictive biomarkers in connection with your Phase 2 trials.

Our Pipeline, page 3

5.    We note that you have included in your pipeline table your bispecific antibody programs, which appear to be pre-clinical. Given their materiality, please expand your disclosure on pages 142-143 to provide a more fulsome discussion of these programs. Alternatively, remove tany programs that are not currently material from your pipeline table.. Additionally, we note your disclosure that you have advanced two CAB bispecific antibody product candidates into investigational new drug, or IND, enabling studies in the second half of 2020. However, based on your pipeline table it appears that all four programs are in IND enabling studies. Please revise the arrows to appropriately reflect whether the programs are in discovery or the IND enabling studies phase.

6.    We note your completed clinical trials relate to some, but not all of the stated indications. Please explain your basis for depicting the development status with respect to indications that have not been subject to clinical trials. For example, you include Ovarian Cancer in the indication column, however, it does not appear that you have initiated Phase 2 trials for BA3011 or BA3021 for the treatment of Ovarian Cancer.

Our Strengths, page 5

7.　　We note your statement that your CAB technology is "validated by robust clinical Phase I data from our two leading clinical programs." Additionally, your disclosures beginning on page 111 indicate you a correlation between a proprietary biomarker and antitumor activity and antitumor responses resulting from treatment.  Generally, the purpose Phase I trials are to measure collect data related to safety and dosing.  To the extent the trials you have conducted to date were designed to measure and collect data about efficacy, please expand the description of the trials appearing in your business section to quantify the number of participants, describe the trails endpoints, and summarize all the results from the trials, including the p values.  Alternatively, if the Phase I trials were not designed to measure and collect information about efficacy relative to trial endpoints, the statements about efficacy appear anecdotal and not appropriate to include in your filing.

Risks associated with our business, page 6

8.　　We note your disclosure on page 25 that if the AXL and ROR2 TmPS scores prove to be a useful method for patient selection, you expect to incorporate the specific diagnostic test into your registrational studies and partner with the appropriate diagnostic provider to codevelop a companion  diagnostic. Please add a bullet point explaining that if use of any of your product candidates, such as BA3011 and BA3021, depends on a companion diagnostic test then the FDA generally will require approval or clearance of that companion diagnostic, at the same time that the FDA approves your product candidates, as you state on page 25.

Implications of being an emerging growth company . . ., page 8

9.　　Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Risks related to our common stock and this offering
We are an "emerging growth company" and…, page 70

10.　　We note that you elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.  Please expand your risk factor to also state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Market, industry and other data, page 77

11.　　We note your statement that industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information and that no independent source has verified such assumptions. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

LLC Conversion, page 81

12.    We note that on July 10, 2020, the Company completed a corporate reorganization. Please revise this section to clearly identify the Company's current organizational structure. Include a diagram showing the Company and its subsidiaries and indicate the respective capital structure (e.g. outstanding preferred stock and debt). We also note that on page F-9, the Company has certain entities that it considers to be variable interest entities. Please also include such entities.

Capitalization, page 82

13.    We noted that you have issued warrants in connection with certain advisory services the fair value of which will be vest upon the completion of your public offering. Please tell us why this compensation is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 89

14.    Following the Division, it appears that you have succeeded to the remaining business of BioAtla, LLC that was not transferred to BA Holdings or Inversagen, LLC and that you had no prior operations before succession. In this regard, please tell us why audited financial statements and related disclosures of BioAtla, LLC as your predecessor through the acquisition date are not required under Article 8 of Regulation S-X through the date of acquisition along with pro forma financial information giving effect to the "Division" under Article 11 of Regulation S-X.

Management's Discussion and Analysis
Research and Development Expense, page 100

15.    Please disclose for each period presented the amount of research and development expense incurred for each of your lead product candidates .  To the extent that you do not track expenses by product candidate, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

CAB leverages the low pH found in the tumor microenvironment, page 118

16.    Please expand your disclosure on page 118 to explain how to interpret the color key located to the right of the tumor heat map graphic. Please also explain how to interpret the the bullet point list of percentages to the right of the graphic.

BA3011 Phase 1 clinical trial, page 129

17.    We note your disclosure that based upon the overall safety and response rates, the recommended Phase 2 dose is 1.8 mg/kg delivered every two weeks. Please provide a description of how the phase 1 trial was conducted, including the total number of patients enrolled, number of patients dosed in each cohort, the doses administered within the range, and the number of patients with each type of solid tumor (e.g. sarcoma, pancreatic, NSCLC). Please provide similar disclosure on page 135 with respect to the BA 3021 Phase 1 trial.

Safety, page 134

18.    Please revise to define on-target toxicity has been identified to date in patients that received BA 3011 during the Phase 1 trial. Please provide similar disclosure on page 139 with respect to the BA3021 Phase 1 trial.

19.    We note that you include cross-trial comparisons regarding toxicities observed for other non-CAB ADCs. Please disclose why you believe this comparison is appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison (e.g, number of patients, dosage, types cancers associated with the patients enrolled, etc.)

20.    We note that you disclose the treatment related SAE's observed at the anticipated Phase 2 does level. Please describe all all SAE's observed in the Phase 1 trial for BA3011 and provide similar disclosure on page 139 with respect to the BA3021 Phase 1 trial.

Clinical development plans, page 135

21.    Please expand your discussion of the graphical illustration on page 135 to more clearly explain the Company's clinical development plan for BA 3011. Please provide similar disclosure for the graphical illustration on page 140 with respect to the Company's clinical development plan for BA3021.

Global Co-Development and Collaboration Agreement with BeiGene, Ltd., page 146

22.    Please revise your summary of the Global Co-Development and Collaboration Agreement with BeiGene, Ltd. to disclose the term of the agreement and the royalty term as well as a summary of the termination provisions under the agreement.

23.    We note that the Company has also entered into license agreements with Himalaya Therapeutics SEZC, Inversagen, LLC, and F1 Oncology Inc. Please include a summary of the material terms associated with each of these agreements. .

Intellectual Property, page 147

24.    We note your disclosure that as of September 1, 2020, you have 474 patents and patent applications with 254 issued, 7 allowed applications and 213 pending applications. Please

expand your disclosure to include the specific technologies to which such patents relate, the type of patent protection, the patent expiration dates and the applicable jurisdictions.

25. We note your disclosure on page F-9 that the Company's VIE, HTKY, holds intellectual property related to certain CAB Antibodies and is seeking a funding partner to further develop this intellectual property. Please revise to clarify whether any patents or other intellectual property are held by entities other than the Company.

Principal Stockholders, page 195

26. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by Pfizer Ventures (US) LLP,  Soleus Private Equity Fund I, L.P., HBM Healthcare Investments (Cayman) Ltd. in footnotes 2, 3, and 4 to the principal stockholder table.

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Organization, page F-7

27. Please expand your discussion of BioAtla, LLC's (the Predecessor) business prior to the "Division" and whether there are any continuing operations.

Variable Interest Entities, page F-8

28. Please clearly identify all of the entities you consider to be a Variable Interest Entity and provide the disclosures requiredby ASC 810-10-50, as applicable.  For example, you have identified Inversagen and F1 Oncology to be a variable interest entity.

Exhibits

29. Please file the promissory note evidencing the Company's PPP loan as an exhibit to the registration statement, pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please explain to us why such disclosure is not appropriate.

You may contact Nudrat Salik at 202-551-3692 or Sasha Parikh at 202-3627 if you have questions regarding comments on the financial statements and related matters.  Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences